EXHIBIT 12.2

AMERICAN EXPRESS COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings:
Pretax income from continuing operations	$6,766	$7,888	$6,451	$6,956	$5,964	$2,841
Interest expense (a)	1,302	1,958	2,226	2,320	2,423	2,208
Other adjustments (b)	147	133	117	124	126	129

Total earnings	$8,215	$9,979	$8,794	$9,400	$8,513	$5,178

Fixed charges:
Interest expense	$1,302	$1,958	$2,226	$2,320	$2,423	$2,208
Other adjustments (c)	60	93	102	94	85	121

Total fixed charges	$1,362	$2,051	$2,328	$2,414	$2,508	$2,329

Ratio of earnings to fixed charges	6.03	4.87	3.78	3.89	3.39	2.22

(a)

Included in interest expense is interest expense related to the Card Member lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.